UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Danaher Corporation & Subsidiaries Retirement and Savings Plan

As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the Year Ended December  31, 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 16, 2009

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$58,322,976	$69,994,837
Participant loans	2,856,180	2,691,869

Total investments	61,179,156	72,686,706

Receivables:
Participant contributions	37,512	50,370
Employer contributions	31,963	37,045

Total receivables	69,475	87,415

Total assets	61,248,631	72,774,121

Liabilities
Administrative expenses payable	703	1,961

Net assets available for benefits at fair value	61,247,928	72,772,160
Adjustment from fair value to contract value for fully benefit-responsive investment contract	624,128	94,239

Net assets available for benefits	$61,872,056	$72,866,399

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Participant	$3,069,993
Rollovers	102,831
Employer	3,575,451

Total contributions	6,748,275

Interest and dividend income	2,431,420

Total additions	9,179,695

Deductions
Benefit payments	5,631,118
Administrative expenses	79,844
Net realized and unrealized depreciation in fair value of investments	19,172,562

Total deductions	24,883,524

Net decrease prior to plan transfers	15,703,829

Net transfers into plan	4,709,486

Decrease in assets available for benefits	10,994,343

Net assets available for benefits:
Beginning of year	72,866,399

End of year	$61,872,056

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) was established for certain employees effective December 1, 1986. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 31, 2008, the Sybron Dental Specialties, Inc. Union Savings and Thrift Plan merged into the Plan.

This plan merger occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned company.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). Employees are eligible for Company match and unilateral contributions upon completion of one year of service. For the year ended December 31, 2008, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee and the Company’s unilateral contribution was 3% of compensation of all eligible employees. Effective January 1, 2009, the Company’s matching and unilateral contributions began to be determined at the discretion of the Plan Administrator. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral can range from 0% to 3% of eligible employee compensation.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings thereon are fully vested at all times.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, an allocation of Plan earnings and losses and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $541,366 and $612,370 respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Participant loans are valued at their unpaid balances, which approximate fair value. See Note 5 for discussion of fair value measurements.

As described in FASB Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments (continued)

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2008	2007
Danaher Stock Fund	$7,447,136	$12,161,656
Fidelity Equity Income Fund	3,143,734	5,450,920
Fidelity Magellan Fund	5,236,501	11,212,831
Fidelity MIP II Fund (at contract value)	16,004,187	12,524,085
Fidelity Retirement Money Market Fund	11,394,612	9,850,055

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in fair value by $19,172,562 as follows:

Year Ended December 31, 2008
Danaher Stock Fund	$(4,152,458)
American Beacon Small Cap Value Fund Institutional Class	(70,063)
American Funds Growth Fund of America Class R4	(149,370)
Fidelity Diversified International Fund	(903,672)
Fidelity Equity Income Fund	(2,405,912)
Fidelity Freedom Income Fund	(80,173)
Fidelity Freedom 2010 Fund	(922,764)
Fidelity Freedom 2020 Fund	(925,889)
Fidelity Freedom 2030 Fund	(601,088)
Fidelity Freedom 2040 Fund	(306,255)
Fidelity Low-Priced Stock Fund	(871,747)
Fidelity Magellan Fund	(5,652,249)
Franklin Small Mid-Cap Growth Fund Advisor Class	(300,012)
Legg Mason Value Trust Fund Institutional Class	(22,418)
PIMCO Total Return Fund Institutional Class	(102,870)
Spartan U.S. Equity Index Fund Investor Class	(833,912)
Templeton World Fund Class A	(871,710)

$(19,172,562)

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2007 and 2008.

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the plan at year-end.

Danaher Stock Fund: Valued based on the NAV of shares held by the plan at year-end, which is determined based on the quoted market price of the Company’s common stock and the cost of short-term money market investments which approximates fair value.

Common/collective trusts: Comprised of fully benefit-responsive investment contracts (see Note 2). The NAV of units held by the plan at year-end approximates fair value. Although the common/collective trusts are not available in an active market, the fair value is approximated since the underlying investments are traded in an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market trust	$11,394,612			$11,394,612
Mutual funds	24,101,169			24,101,169
Danaher Stock Fund	7,447,136			7,447,136
Common/collective trust		$15,380,059		15,380,059
Participant loans			$2,856,180	2,856,180

Total investments at fair value	$42,942,917	$15,380,059	$2,856,180	$61,179,156

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Participant loans
Balance, beginning of year	$2,691,869
Purchases, sales, issuances, and settlements (net)	164,311

Balance, end of year	$2,856,180

6. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2008 and 2007, the Plan invested in 130,459 and 152,964 shares, respectively, of Danaher Corporation common stock as part of the Danaher Stock Fund. During the year ended December 31, 2008, the Plan received $16,310 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

7. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$61,872,056	$72,866,399
Loans with no post-default payment activity that are deemed distributions	(162,670)	(224,397)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(624,128)	(94,239)

Net assets available for benefits per the Form 5500	$61,085,258	$72,547,763

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$5,631,118
Loan defaults previously deemed distributed that reached a distributable event	(185,473)

Benefits paid to participants per the Form 5500	$5,445,645

Supplemental Schedule

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548; Plan No.: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$11,394,612
*Fidelity MIP II Fund	Common/collective trust	*	*	15,380,059
*Danaher Stock Fund	Unitized stock fund	*	*	7,447,136
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	187,161
American Funds Growth Fund of America Class R4	Mutual fund	*	*	888,260
*Fidelity Diversified International Fund	Mutual fund	*	*	968,725
*Fidelity Equity Income Fund	Mutual fund	*	*	3,143,734
*Fidelity Freedom Income Fund	Mutual fund	*	*	465,981
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	2,377,723
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	2,164,593
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	1,079,881
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	454,296
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	1,324,194
*Fidelity Magellan Fund	Mutual fund	*	*	5,236,501
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	591,927
Legg Mason Value Fund Institutional Class	Mutual fund	*	*	28,092
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	2,473,143
*Spartan U.S. Equity Index Fund Investor Class	Mutual fund	*	*	1,494,519
Templeton World Fund Class A	Mutual fund	*	*	1,222,439
*Participant loans	Interest rates range from 4% to 11.5% with maturity at various dates	*	*	2,693,510

Total investments				$61,016,486

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation Benefits Committee, having administrative responsibility for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

Date: June 19, 2009	By:	/s/ R. L. King
R. L. King
Vice President — Benefits

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm